EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE
PREFERRED SECURITIES INCOME
FUND INCORPORATED
(the Fund)

	On April 21, 2006, the Fund held its
Annual Meeting of Shareholders (the eeting) for the following purpose: election of Directors of the Fund (Proposal 1). The results of the proposal are as follows:

Proposal 1: Election of Directors.

Common Stock-
Name: Morgan Gust
For: 39,651,415
Withheld: 912,617

Preferred Stock-
Name:  Karen H. Hogan
For: 13,943
Withheld:  98

Donald F. Crumrine, David Gale, and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.